FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

INTERNATIONAL TOWER HILL MINES LTD. (the “Issuer”) Suite 2300 – 1177 West Hastings Street Vancouver, B.C. V6E 4K3

Item 2.	Date of Material Change

December 20, 2011

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51- 102 with respect to the material change disclosed in this report is December 20, 2011. The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports the appointment of Robert D. Comer as Chief Administrative Officer and General Counsel.

Item 5.	Full Description of Material Change

The Issuer reports the appointment of Mr. Robert D. Comer as the Issuer’s new Chief Administrative Officer and General Counsel, effective January 1, 2012. Mr. Comer has nearly 25 years of experience practicing natural resource and mineral law in the United States and will be responsible for all legal affairs and corporate administration matters at the Issuer. He will play an influential role in the Issuer’s permitting activities at the Livengood Gold Project.

Mr. Comer served at the Department of the Interior from 2002 to 2010 in the executive positions of Associate Solicitor for Minerals, Land and Water, Regional Solicitor and Counselor to the Solicitor. During 2007, Mr. Comer also served as General Counsel and Principal Deputy to the Office of the Federal Coordinator for Alaska Natural Gas Transportation Projects where he helped to establish a new federal office involved with permitting an international natural gas pipeline from Alaska to the Alberta hub. Additional responsibilities included development and implementation of original office programmatic policy, procedures, hiring and procurement. From 1994 to 2000, Mr. Comer served as Mining Attorney and Associate General Counsel with Asarco Incorporated, a Fortune 500 mining, mineral processing and specialty chemical company. In that capacity, he performed legal services for their mining and smelting operations. Mr. Comer has also held positions with significant national law firms providing strategic legal services to mineral and natural resource companies and also is known for his expertise in environmental law. He holds a B.A., cum laude from the University of Colorado in Environmental Biology and Conservation, a Masters of Forest Science from Yale University and Juris Doctorate from University of Colorado’s School of Law.

Mr. Comer will succeed Mr. Lawrence Talbot, who will remain with the Issuer as a consultant through a transition period. The Issuer would like to take this opportunity to thank Mr. Talbot for his many contributions to the growth of the Issuer since 2006 and to wish him success in his future endeavours.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the potential for a production decision to be made in respect of the Livengood Project, the potential for the development of a mine, and any production, at the Livengood project, business and financing plans and business trends, are forward-looking statements. Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Issuer may produce or plan to produce, the Issuer's inability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Issuer's Annual Information Form filed with certain securities commissions in Canada and the Issuer's annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Issuer and filed with the appropriate regulatory agencies. All of the Issuer's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

James Komadina, President & CEO
Business Telephone No.: (720) 881-7646

Item 9.	Date of Report

December 21, 2011